Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2017:

Subsidiary Legal Name	State or other Jurisdiction of Incorporation
Nina Biotherapeutics, Inc.	Delaware
Pinta Biotherapeutics, Inc.	Delaware
Santa Maria Biotherapeutics, Inc.	Delaware
Atara Biotherapeutics Cayman Limited	Cayman Islands
Atara Biotherapeutics Ireland Limited Atara Biotherapeutics Switzerland GmbH	Ireland Switzerland